FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	November	…………………………………………………… ,	2013

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	November 13, 2013	By ……/s/…… Shinichi Aoyama………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the third quarter ended September 30, 2013

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the third quarter ended

September 30, 2013

CANON INC.

Tokyo, Japan

CONTENTS

			Page
I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Significant Business Contracts Entered into in the Third Quarter of Fiscal 2013	3

	(3)	Operating Results	3

III	Company Information

	(1)	Shares	7

	(2)	Directors and Executive Officers	9

IV	Financial Statements

	(1)	Consolidated Financial Statements	10

	(2)	Other Information	41

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.    Corporate Information

(1)    Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Nine months ended September 30, 2013	Nine months ended September 30, 2012	Three months ended September 30, 2013	Three months ended September 30, 2012	Year ended December 31, 2012

Net sales	2,696,682	2,528,394	913,149	799,949	3,479,788

Income before income taxes	247,179	253,449	88,056	75,180	342,557

Net income attributable to Canon Inc.	166,231	163,391	58,822	50,139	224,564

Comprehensive income	324,644	176,677	71,476	49,071	351,778

Canon Inc. stockholders’ equity	-	-	2,709,442	2,427,216	2,598,026

Total equity	-	-	2,868,576	2,585,106	2,754,302

Total assets	-	-	4,045,159	3,728,388	3,955,503

Net income attributable to Canon Inc.

stockholders per share:

Basic (yen)	144.40	138.48	51.20	43.15	191.34

Diluted (yen)	144.39	138.47	51.20	43.15	191.34

Canon Inc. stockholders’ equity to total assets (%)	-	-	67.0	65.1	65.7

Cash flows from operating activities	343,326	265,815	-	-	384,077

Cash flows from investing activities	(207,609)	(155,033)	-	-	(212,740)

Cash flows from financing activities	(212,067)	(313,110)	-	-	(319,739)

Cash and cash equivalents at end of period	-	-	640,521	567,610	666,678

Notes:
1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)    Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

Canon (consisting of the Company, 263 consolidated subsidiaries and 10 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, imaging system, industry and others. No material change in Canon’s business has occurred during the nine months ended September 30, 2013.

No additions or removals of significant group entities have occurred during the nine months ended September 30, 2013.

II.    The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the Third Quarter of Fiscal 2013

No material contracts were entered into during the three months ended September 30, 2013.

(3)	Operating Results

Looking back at the global economy in the first nine months of 2013, in the United States, although the economy continued to recover, personal spending was lacking in strength, while in Europe the economy remained sluggish owing to austere fiscal policy. In China the pace of economic growth remained weak and the economies of other emerging countries in Asia faced slow growth due to declines in local currency values. The Japanese economy continued to recover amid improvements in the export environment along with the positive effects of fiscal stimulation measures. As for the global economy overall, there were increasing signs of a slowdown amid the prolonged economic stagnation.

As for the markets in which Canon operates amid these conditions, among office multifunction devices (MFDs) although demand for monochrome models continued to shrink, color models continued to drive growth, and demand for laser printers entered a phase of moderate growth. Although demand for interchangeable-lens digital cameras showed strong growth in Japan, the expected rebound in overseas demand was delayed, while demand for digital compact cameras continued to shrink both in developed countries and emerging markets. Demand for inkjet printers followed a decreasing trend due to the slowdown in emerging economies. In the industry and others sector, demand for semiconductor lithography equipment began to pick up amid a recovery trend from suppressed capital expenditure for memory devices, while lithography equipment used in the production of flat panel displays (FPD) showed healthy market growth for mid- and small-size panels used mainly in smartphones and tablet PCs, and a gradual recovery in demand for large-size panels.

The average values of the yen during the third quarter and first nine months of the year were ¥98.91 and ¥96.92 to the U.S. dollar, respectively, year-on-year depreciations of approximately ¥20 and ¥17, and ¥131.09 and ¥127.54 to the euro, respectively, year-on-year depreciations of approximately ¥33 and ¥26.

[Third-quarter results]

Steady sales growth of MFDs and laser printers, along with efforts to increase or maintain market share through the introduction of new interchangeable-lens digital camera and inkjet printer products featuring advanced technologies, led to an increase in the third-quarter net sales of 14.2% to ¥913.1 billion from the year-ago period. The gross profit ratio for the third quarter rose 0.7 points year on year to 49.0% thanks to the effects of ongoing cost-cutting efforts along with the depreciation of the yen. Despite an increase in foreign-currency-denominated operating expenses due to the depreciation of the yen, Group-wide efforts to thoroughly reduce spending contributed to limiting the increase in operating expenses for the third-quarter to just ¥356.5 billion, an increase of 12.9% year on year. Consequently, third-quarter operating profit increased by 27.8% to ¥90.6 billion compared with the corresponding period of the previous year. Other income decreased by ¥6.9 billion for the third quarter from the year-ago period due to foreign currency exchange losses while income before income taxes increased by 17.1% year on year to ¥88.1 billion. Third-quarter net income attributable to Canon Inc. increased by 17.3% to ¥58.8 billion.

Basic net income attributable to Canon Inc. stockholders per share for the third quarter was ¥51.20, an increase of ¥8.05 compared with the corresponding quarter of the previous year.

(3)	Operating Results (continued)

[Nine-month results]

Despite the decreased demand for digital compact cameras and industrial equipment, steady sales growth of MFDs and laser printers, along with efforts to increase or maintain market share through the introduction of new inkjet printer products featuring advanced technologies, led to an increase in the nine months net sales 6.7% to ¥2,696.7 billion from the year-ago period. The gross profit ratio for the nine months increased by 0.4 points to 48.6%, thanks to the effects of ongoing cost-cutting efforts along with the depreciation of the yen. Despite an increase in foreign-currency-denominated operating expenses due to the depreciation of the yen, Group-wide efforts to thoroughly reduce spending contributed to limiting the increase in operating expenses for the nine months just 9.8% year on year to ¥1,066.7 billion. Operating profit for the nine months decreased by 1.0% to ¥243.7 billion owing to the large decline in the first quarter. Other income decreased by ¥3.9 billion due to foreign currency exchange losses and income before income taxes decreased 2.5% year on year to ¥247.2 billion. Net income attributable to Canon Inc. increased by 1.7% to ¥166.2 billion for the nine months ended September 30, 2013.

Basic net income attributable to Canon Inc. stockholders per share for the first nine months of 2013 was ¥144.40, a year-on-year increase of ¥5.92.

Looking at Canon’s performance for the first nine months by business unit, within the Office Business Unit, within the office MFDs, sales of color models increased from the year-ago period led by the imageRUNNER ADVANCE C5200/C2200 series, while among production printing systems the imagePRESS C6010 series continued to perform steadily. As for high speed continuous feed printers and wide-format printers, sales of the Océ ColorStream 3000 series showed solid growth. With regard to laser printers, laser multifunction models recorded strong growth, contributing to a year-on-year increase in sales volume. As a result, sales for the combined first nine months of the year totaled ¥1,478.1 billion, increasing 13.6% year on year, while operating profit increased by 33.5% to ¥203.4 billion.

Within the Imaging System Business Unit, sales of the EOS 5D Mark III, 6D and 70D advanced-amateur-model interchangeable-lens digital cameras continued to grow. Furthermore, especially in Japan, the new entry-level EOS Digital Rebel SL1/T5i cameras proved popular, further contributing to sales and helping the company to maintain its top share of the global market. As for digital compact cameras, although total sales volume declined due to the market slowdown and the increasing popularity of smartphones, such high added-value products as the PowerShot SX50 HS and SX510 HS, each equipped with a high-magnification zoom lens that exceeds the capabilities of lenses offered by smartphones recorded healthy sales volume. With regard to inkjet printers, sales volume of hardware increased from the year-ago period despite the decreased demand in Asian markets, sales of consumable supplies enjoyed solid growth due to the steady expansion of inkjet printers currently in operation within the market. As a result, sales for the first nine months totaled ¥1,032.8 billion, rising 3.8% year on year, while operating profit totaled ¥141.7 billion, a decrease of 8.8% year on year.

In the Industry and Others Business Unit, within the semiconductor lithography equipment, although the sales volume of lithography equipment for memory devices increased from the previous year for the third quarter fueled by renewed investment in capital expenditure by memory manufacturers, sales volume for the first nine months was still below the corresponding year-ago period. As for FPD lithography equipment, although sales for the nine months continued to decrease, preparations for the fourth quarter sales are proceeding smoothly amid the recovery trend in investment for large-size panels. Consequently, sales for the first nine months of the year totaled ¥256.1 billion, a decrease of 14.9% year on year, while operating profit recorded a loss of ¥21.5 billion, declining by ¥36.9 billion, from the year-ago period.

(3)	Operating Results (continued)

First nine-month results by major geographic area are summarized as follows:

Japan

Although interchangeable-lens digital cameras showed solid growth in Japan for the nine months, net sales declined 2.4% from the year-ago period to ¥1,949.0 billion, due to a decrease in sales of industry and others. Operating profit decreased 1.9% year on year to ¥237.0 billion for the nine months.

Net sales outside Japan increased in all areas due to the solid sales growth of office MFDs and inkjet printers along with the effects of depreciation of the yen.

Americas

Despite the sales decline of digital compact cameras from the previous year due to the significant market slowdown, robust sales increase of inkjet printers including consumable supplies, along with the depreciation of the yen against the U.S. dollar, caused sales to increase for the nine months by 13.3% from the year-ago period to ¥777.1 billion. Operating profit for the nine months totaled ¥20.5 billion, an increase of 34.3% year on year.

Europe

Although the sales of interchangeable-lens digital cameras dipped due to the shift to lower-priced products as well as digital compact cameras decreased owing to shrinking market, amid the situation of increasing uncertainty in European economy, sales of inkjet printers and MFDs showed steady sales growth. As a result, along with the effect of depreciation of the yen, sales for the nine months increased by 16.1% from the same period of the previous year to ¥845.1 billion. Operating profit for the nine-month period, however, posted a loss of ¥4.8 billion due to an increase of operating expenses caused by the negative effect of the depreciation of the yen.

Asia and Oceania

Sales of interchangeable-lens digital cameras, which have been an engine for solid growth in Asia and Oceania showed slowdown in growth. In addition, sales of digital compact cameras faced harsh conditions. Inkjet printers including consumable supplies, on the other hand, showed steady sales growth. As a consequence of the above, as well as positive impact of depreciation of the yen, sales increased by 8.9% to ¥1,234.3 billion for the nine months. Operating profit in Asia and Oceania increased 21.7% to ¥53.7 billion for the nine-month period.

(3)	Operating Results (continued)

Cash Flows

During the first nine months of 2013, cash flows from operating activities totaled ¥343.3 billion, an increase of ¥77.5 billion compared with the corresponding period of the previous year owing to improvements in working capital through such means as increasing the collection of accounts receivable. While capital investment focused on new products, cash outflows from investing activities increased ¥52.6 billion year on year to ¥207.6 billion, as a result of an increase amount of time deposits included in short-term investments. Accordingly, free cash flow totaled ¥135.7 billion, an increase of ¥24.9 billion compared with the corresponding year-ago period. Cash outflows from financing activities recorded an outlay of ¥212.1 billion, mainly arising from the dividend payout and the repurchasing of treasury stock.

Owing to these factors, as well as the positive impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥26.2 billion to ¥640.5 billion from the end of the previous year.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the nine months ended September 30, 2013.

Research and Development Expenditures

Canon’s research and development expenditures for the nine months ended September 30, 2013 totaled ¥228.6 billion.

Property, Plant and Equipment

(1)    Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first nine months of 2013.

(2)    Prospect of Capital Investment in the First Nine Months of Fiscal 2013

The new construction of property, plant and equipment, which had been in progress as of December 31, 2012 and was completed during the nine months ended September 30, 2013, is as follows:

Name and location	Principal activities and products manufactured	Date of completion

Canon U.S.A., Inc. New York, U.S.A.	New headquarter office Regional marketing subsidiary	January 2013
Canon Business Machines (Philippines), Inc. Batangas, Philippines	Laser printers (Office Business Unit)	February 2013
Canon Inc. Oita, Japan	Administrative office	April 2013

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the nine months ended September 30, 2013. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the nine months ended September 30, 2013.

III.    Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of September 30, 2013

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of September 30, 2013
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

	As of September 30, 2013

Classification	Number of shares (shares)	Number of voting rights (units)
Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 196,759,300	-

Shares with full voting rights (Others)	1,135,252,900	11,352,529

Fractional unit shares (Note)	1,751,264	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	11,352,529

Note:
In “Fractional unit shares” under “Number of shares,” 45 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Canon Inc.	196,759,300	14.75%

Total	196,759,300	14.75%

(2)	Directors and Executive Officers

There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2012 and the end of this quarter.

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2012 and the end of this quarter.

Change in functions of executive officer is below:

Yoichi Iwabuchi	(Executive Officer: Deputy Group Executive of Digital Platform Technology Development Group)

IV.    Financial Statements (Unaudited)

(1)    Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	September 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents (Note 14)	640,521	666,678
Short-term investments (Note 2)	54,578	28,322
Trade receivables, net (Note 3)	519,893	573,375
Inventories (Note 4)	607,705	551,623
Prepaid expenses and other current assets (Notes 10 and 14)	296,308	262,258

Total current assets	2,119,005	2,082,256

Noncurrent receivables (Note 11)	18,766	19,702
Investments (Note 2)	64,210	56,617
Property, plant and equipment, net (Note 5)	1,269,725	1,260,364
Intangible assets, net	139,343	135,736
Other assets (Note 14)	434,110	400,828

Total assets	4,045,159	3,955,503

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	September 30, 2013	December 31, 2012

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	1,975	1,866
Trade payables (Note 6)	321,281	325,235
Accrued income taxes	38,446	60,057
Accrued expenses (Note 11)	300,439	291,348
Other current liabilities (Note 10)	151,418	165,929

Total current liabilities	813,559	844,435

Long-term debt, excluding current installments	1,364	2,117
Accrued pension and severance cost	272,021	272,131
Other noncurrent liabilities	89,639	82,518

Total liabilities	1,176,583	1,201,201

Commitments and contingent liabilities (Note 11)

Equity:
Canon Inc. stockholders’ equity (Note 7):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	400,718	401,547
Legal reserve	62,485	61,663
Retained earnings	3,149,047	3,138,976
Accumulated other comprehensive income (loss) (Note 8)	(215,918)	(367,249)
Treasury stock, at cost	(861,652)	(811,673)
(Number of shares)	(196,759,345)	(180,972,173)

Total Canon Inc. stockholders’ equity	2,709,442	2,598,026
Noncontrolling interests (Note 7)	159,134	156,276

Total equity (Note 7)	2,868,576	2,754,302

Total liabilities and equity	4,045,159	3,955,503

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Nine months ended September 30, 2013	Nine months ended September 30, 2012

Net sales	2,696,682	2,528,394

Cost of sales	1,386,279	1,310,820

Gross profit	1,310,403	1,217,574

Operating expenses:
Selling, general and administrative expenses (Note 14)	838,107	749,594
Research and development expenses	228,559	221,828

	1,066,666	971,422

Operating profit	243,737	246,152

Other income (deductions):
Interest and dividend income	4,239	5,089
Interest expense	(357)	(513)
Other, net (Notes 10, 13 and 14)	(440)	2,721

	3,442	7,297

Income before income taxes	247,179	253,449

Income taxes	75,985	85,524

Consolidated net income	171,194	167,925

Less: Net income attributable to noncontrolling interests	4,963	4,534

Net income attributable to Canon Inc.	166,231	163,391

	Yen	Yen
Net income attributable to Canon Inc. stockholders per share (Note 9):
Basic	144.40	138.48
Diluted	144.39	138.47
Cash dividends per share	65.00	60.00

Consolidated Statements of Comprehensive Income

	Millions of yen
	Nine months ended September 30, 2013	Nine months ended September 30, 2012

Consolidated net income	171,194	167,925
Other comprehensive income, net of tax (Note 8):
Foreign currency translation adjustments	142,279	6,632
Net unrealized gains and losses on securities	3,912	928
Net gains and losses on derivative instruments	4,440	243
Pension liability adjustments	2,819	949

	153,450	8,752

Comprehensive income (Note 7)	324,644	176,677
Less: Comprehensive income attributable to noncontrolling interests	6,796	4,777

Comprehensive income attributable to Canon Inc.	317,848	171,900

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended September 30, 2013	Three months ended September 30, 2012

Net sales	913,149	799,949

Cost of sales	466,017	413,194

Gross profit	447,132	386,755

Operating expenses:
Selling, general and administrative expenses (Note 14)	279,124	243,403
Research and development expenses	77,398	72,475

	356,522	315,878

Operating profit	90,610	70,877

Other income (deductions):
Interest and dividend income	1,498	1,515
Interest expense	(106)	(138)
Other, net (Notes 10, 13 and 14)	(3,946)	2,926

	(2,554)	4,303

Income before income taxes	88,056	75,180

Income taxes	27,215	24,021

Consolidated net income	60,841	51,159

Less: Net income attributable to noncontrolling interests	2,019	1,020

Net income attributable to Canon Inc.	58,822	50,139

	Yen	Yen

Net income attributable to Canon Inc. stockholders per share (Note 9):
Basic	51.20	43.15
Diluted	51.20	43.15

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended September 30, 2013	Three months ended September 30, 2012

Consolidated net income	60,841	51,159
Other comprehensive income (loss), net of tax (Note 8):
Foreign currency translation adjustments	5,145	(1,734)
Net unrealized gains and losses on securities	1,757	(61)
Net gains and losses on derivative instruments	833	(654)
Pension liability adjustments	2,900	361

	10,635	(2,088)

Comprehensive income	71,476	49,071
Less: Comprehensive income attributable to noncontrolling interests	2,399	1,241

Comprehensive income attributable to Canon Inc.	69,077	47,830

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Cash flows from operating activities:
Consolidated net income	171,194	167,925
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	201,052	185,228
Loss on disposal of fixed assets	7,409	9,582
Deferred income taxes	(1,998)	(963)
Decrease in trade receivables	100,044	73,160
Increase in inventories	(4,746)	(113,366)
Decrease in trade payables	(59,605)	(29,573)
Increase (decrease) in accrued income taxes	(22,683)	2,649
Decrease in accrued expenses	(13,799)	(17,590)
Increase (decrease) in accrued (prepaid) pension and severance cost	(11,254)	2,621
Other, net	(22,288)	(13,858)

Net cash provided by operating activities	343,326	265,815

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(180,932)	(233,415)
Proceeds from sale of fixed assets (Note 5)	1,378	2,442
Purchases of available-for-sale securities	(3,198)	(300)
Proceeds from sale and maturity of available-for-sale securities	3,220	223
(Increase) decrease in time deposits, net	(22,888)	79,312
Acquisitions of subsidiaries, net of cash acquired	(4,914)	(704)
Purchases of other investments	(244)	(796)
Other, net	(31)	(1,795)

Net cash used in investing activities	(207,609)	(155,033)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,248	389
Repayments of long-term debt	(1,989)	(3,632)
Increase (decrease) in short-term loans, net	176	(4,547)
Dividends paid	(155,627)	(142,362)
Repurchases of treasury stock, net	(49,992)	(149,966)
Other, net	(5,883)	(12,992)

Net cash used in financing activities	(212,067)	(313,110)

Effect of exchange rate changes on cash and cash equivalents	50,193	(3,289)

Net change in cash and cash equivalents	(26,157)	(205,617)

Cash and cash equivalents at beginning of period	666,678	773,227

Cash and cash equivalents at end of period	640,521	567,610

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	387	569
Income taxes	107,271	96,740

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)    Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method basis as of September 30, 2013 and December 31, 2012 are summarized as follows:

	September 30, 2013	December 31, 2012
Consolidated subsidiaries	263	275
Affiliated companies	10	9

Total	273	284

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recently Issued Accounting Guidance

In February 2013, the FASB issued an amendment which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. Canon adopted this amended guidance from the quarter beginning January 1, 2013. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 8 of the Notes to Consolidated Financial Statements.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at September 30, 2013 and December 31, 2012 were as follows:

	Millions of yen
	September 30, 2013
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	224	-	16	208
Corporate bonds	447	56	41	462
Fund trusts	27	-	-	27
Equity securities	16,118	12,827	80	28,865

	16,816	12,883	137	29,562

	Millions of yen
	December 31, 2012
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	30	-	-	30

Noncurrent:
Government bonds	181	-	-	181
Corporate bonds	590	-	30	560
Fund trusts	1,192	43	1	1,234
Equity securities	14,866	7,033	564	21,335

	16,829	7,076	595	23,310

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments (continued)

Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at September 30, 2013:

	Millions of yen
	Cost	Fair value
Due within one year	-	-
Due after one year through five years	9	9
Due after five years through ten years	689	688

	698	697

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized gains were ¥1,635 million and ¥94 million for the nine months ended September 30, 2013 and 2012, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were ¥2 million and ¥1,227 million for the nine months ended September 30, 2013 and 2012, respectively. The gross realized gains were ¥49 million and ¥1 million for the three months ended September 30, 2013 and 2012, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were nil and ¥13 million for the three months ended September 30, 2013 and 2012, respectively.

At September 30, 2013, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥54,578 million and ¥28,292 million at September 30, 2013 and December 31, 2012, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥14,800 million and ¥14,808 million at September 30, 2013 and December 31, 2012, respectively. These investments were not evaluated for impairment at September 30, 2013 and December 31, 2012, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)    Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	September 30, 2013	December 31, 2012

Notes	15,307	17,207
Accounts	517,771	569,138
Less allowance for doubtful receivables	(13,185)	(12,970)

	519,893	573,375

(4)    Inventories

Inventories are summarized as follows:

	Millions of yen
	September 30, 2013	December 31, 2012

Finished goods	426,687	391,194
Work in process	162,444	139,923
Raw materials	18,574	20,506

	607,705	551,623

(5)    Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	September 30, 2013	December 31, 2012
Land	276,963	272,233
Buildings	1,531,314	1,447,838
Machinery and equipment	1,695,302	1,586,827
Construction in progress	83,860	112,919

	3,587,439	3,419,817
Less accumulated depreciation	(2,317,714)	(2,159,453)

	1,269,725	1,260,364

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)    Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	September 30, 2013	December 31, 2012

Notes	9,146	11,971
Accounts	312,135	313,264

	321,281	325,235

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)    Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the nine months ended September 30, 2013 and 2012 are as follows:

	Millions of yen
	Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2012	2,598,026	156,276	2,754,302

Dividends to Canon Inc. stockholders	(155,627)	-	(155,627)
Dividends to noncontrolling interests	-	(3,267)	(3,267)
Equity transactions with noncontrolling interests and other	(813)	(671)	(1,484)

Comprehensive income:
Net income	166,231	4,963	171,194
Other comprehensive income, net of tax
Foreign currency translation adjustments	141,278	1,001	142,279
Net unrealized gains and losses on securities	3,268	644	3,912
Net gains and losses on derivative instruments	4,440	-	4,440
Pension liability adjustments	2,631	188	2,819
Total comprehensive income	317,848	6,796	324,644
Repurchase of treasury stock, net	(49,992)	-	(49,992)

Balance at September 30, 2013	2,709,442	159,134	2,868,576

Balance at December 31, 2011	2,551,132	162,535	2,713,667

Dividends paid to Canon Inc. stockholders	(142,362)	-	(142,362)
Dividends paid to noncontrolling interests	-	(3,248)	(3,248)
Equity transactions with noncontrolling interests and other	(3,488)	(6,174)	(9,662)

Comprehensive income:
Net income	163,391	4,534	167,925
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	6,597	35	6,632
Net unrealized gains and losses on securities	962	(34)	928
Net gains and losses on derivative instruments	239	4	243
Pension liability adjustments	711	238	949
Total comprehensive income	171,900	4,777	176,677
Repurchase of treasury stock, net	(149,966)	-	(149,966)

Balance at September 30, 2012	2,427,216	157,890	2,585,106

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)    Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) are as follows:

Nine months ended September 30, 2013

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2012	(247,734)	4,146	(4,462)	(119,199)	(367,249)
Equity transactions with noncontrolling interests and other	(168)	-	(2)	(116)	(286)
Other comprehensive income (loss) before reclassifications	141,278	4,350	(4,837)	1,982	142,773
Amounts reclassified from accumulated other comprehensive income (loss)	-	(1,082)	9,277	649	8,844

Net change during the period	141,110	3,268	4,438	2,515	151,331

Balance at September 30, 2013	(106,624)	7,414	(24)	(116,684)	(215,918)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)    Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) are as follows:

Nine months ended September 30, 2013

Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
Unrealized gains and losses on securities	(1,633)	Other, net
	360	Income taxes

	(1,273)	Consolidated net income
	191	Net income attributable to noncontrolling interests

	(1,082)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	14,831	Other, net
	(5,554)	Income taxes

	9,277	Consolidated net income
	-	Net income attributable to noncontrolling interests

	9,277	Net income attributable to Canon Inc.

Pension liability adjustments	1,124	*2
	(282)	Income taxes

	842	Consolidated net income
	(193)	Net income attributable to noncontrolling interests

	649	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	8,844

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)    Other Comprehensive Income (Loss) (continued)

Three months ended September 30, 2013

Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
Unrealized gains and losses on securities	(49)	Other, net
	16	Income taxes

	(33)	Consolidated net income
	6	Net income attributable to noncontrolling interests

	(27)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	1,823	Other, net
	(675)	Income taxes

	1,148	Consolidated net income
	-	Net income attributable to noncontrolling interests

	1,148	Net income attributable to Canon Inc.

Pension liability adjustments	397	*2
	(96)	Income taxes

	301	Consolidated net income
	(63)	Net income attributable to noncontrolling interests

	238	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	1,359

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the nine months ended September 30, 2013 and 2012 is as follows:

	Millions of yen
	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Net income attributable to Canon Inc.	166,231	163,391

	Number of shares
	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Average common shares outstanding	1,151,213,478	1,179,904,718
Effect of dilutive securities:
Stock options	11,287	27,432

Diluted common shares outstanding	1,151,224,765	1,179,932,150

	Yen
	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Net income attributable to Canon Inc. stockholders per share:
Basic	144.40	138.48
Diluted	144.39	138.47

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the three months ended September 30, 2013 and 2012 is as follows:

	Millions of yen
	Three months ended September 30, 2013	Three months ended September 30, 2012
Net income attributable to Canon Inc.	58,822	50,139

	Number of shares
	Three months ended September 30, 2013	Three months ended September 30, 2012
Average common shares outstanding	1,148,847,212	1,161,979,751
Effect of dilutive securities:
Stock options	-	-

Diluted common shares outstanding	1,148,847,212	1,161,979,751

	Yen
	Three months ended September 30, 2013	Three months ended September 30, 2012
Net income attributable to Canon Inc. stockholders per share:
Basic	51.20	43.15
Diluted	51.20	43.15

The computation of diluted net income attributable to Canon Inc. stockholders per share for the nine and three months ended September 30, 2013 and 2012 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)    Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2013 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)    Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at September 30, 2013 and December 31, 2012 are set forth below:

	Millions of yen
	September 30, 2013	December 31, 2012

To sell foreign currencies	401,000	420,272
To buy foreign currencies	54,265	66,563

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at September 30, 2013 and December 31, 2012.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2013	December 31, 2012
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	386	443

Liabilities:
Foreign exchange contracts	Other current liabilities	247	4,472

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2013	December 31, 2012
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	773	388

Liabilities:
Foreign exchange contracts	Other current liabilities	999	21,021

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the nine and three months ended September 30, 2013 and 2012.

Derivatives in cash flow hedging relationships

	Millions of yen
Nine months ended September 30, 2013	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	7,098	Other, net	(14,831)	Other, net	(72)

	Millions of yen
Nine months ended September 30, 2012	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	262	Other, net	(1,994)	Other, net	(173)

	Millions of yen
Three months ended September 30, 2013	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	1,291	Other, net	(1,823)	Other, net	(26)

	Millions of yen
Three months ended September 30, 2012	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(1,276)	Other, net	1,941	Other, net	(28)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Nine months ended September 30, 2013	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(37,860)

	Millions of yen
Nine months ended September 30, 2012	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	2,422

	Millions of yen
Three months ended September 30, 2013	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(1,339)

	Millions of yen
Three months ended September 30, 2012	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(2,461)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Commitments and Contingent Liabilities

Commitments

As of September 30, 2013, commitments outstanding for the purchase of property, plant and equipment approximated ¥29,320 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥67,897 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,390 million and ¥13,313 million at September 30, 2013 and December 31, 2012, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥22,260 million (within one year) and ¥59,179 million (after one year), at September 30, 2013.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥12,316 million at September 30, 2013. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at September 30, 2013 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the nine months ended September 30, 2013 and 2012 is summarized as follows:

Nine months ended September 30, 2013
Millions of yen
Balance at December 31, 2012	12,163
Addition	9,863
Utilization	(10,045)
Other	(1,840)

Balance at September 30, 2013	10,141

Nine months ended September 30, 2012
Millions of yen
Balance at December 31, 2011	11,691
Addition	10,930
Utilization	(9,819)
Other	(1,461)

Balance at September 30, 2012	11,341

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at September 30, 2013 and December 31, 2012 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	Millions of yen
	September 30, 2013		December 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(2,583)	(2,578)	(3,664)	(3,654)
Foreign exchange contracts:
Assets	1,159	1,159	831	831
Liabilities	(1,246)	(1,246)	(25,493)	(25,493)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 13.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At September 30, 2013 and December 31, 2012, one customer accounted for approximately 19% and 18% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	-	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	-

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	-

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at September 30, 2013 and December 31, 2012.

	Millions of yen
	September 30, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	89,083	-	89,083
Available-for-sale (noncurrent):
Government bonds	208	-	-	208
Corporate bonds	-	131	331	462
Fund trusts	11	16	-	27
Equity securities	28,865	-	-	28,865
Derivatives	-	1,159	-	1,159

Total assets	29,084	90,389	331	119,804

Liabilities:
Derivatives	-	1,246	-	1,246

Total liabilities	-	1,246	-	1,246

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)     Fair Value Measurements (continued)

	Millions of yen
	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:

Cash and cash equivalents	-	141,729	-	141,729

Available-for-sale (current):

Corporate bonds	30	-	-	30

Available-for-sale (noncurrent):

Government bonds	181	-	-	181

Corporate bonds	-	116	444	560

Fund trusts	159	1,075	-	1,234

Equity securities	21,335	-	-	21,335

Derivatives	-	831	-	831

Total assets	21,705	143,751	444	165,900

Liabilities:

Derivatives	-	25,493	-	25,493

Total liabilities	-	25,493	-	25,493

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the nine months ended September 30, 2013 and 2012.

Nine months ended September 30, 2013

Millions of yen

Balance at December 31, 2012	444
Total gains or losses (realized or unrealized):

Included in earnings	1

Included in other comprehensive income (loss)	21
Purchases, issuances and settlements	(135)

Balance at September 30, 2013	331

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)    Fair Value Measurements (continued)

Nine months ended September 30, 2012

Millions of yen

Balance at December 31, 2011	454

Total gains or losses (realized or unrealized):

Included in earnings	4

Included in other comprehensive income (loss)	(2)

Purchases, issuances and settlements	(29)

Balance at September 30, 2012	427

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended September 30, 2013 and 2012.

Three months ended September 30, 2013

Millions of yen

Balance at June 30, 2013	303

Total gains or losses (realized or unrealized):

Included in earnings	-

Included in other comprehensive income (loss)	17

Purchases, issuances and settlements	11

Balance at September 30, 2013	331

Three months ended September 30, 2012

Millions of yen

Balance at June 30, 2012	435

Total gains or losses (realized or unrealized):

Included in earnings	2

Included in other comprehensive income (loss)	(3)

Purchases, issuances and settlements	(7)

Balance at September 30, 2012	427

Gains and losses included in earnings are mainly related to corporate bonds still held at September 30, 2013 and 2012, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

During the nine and three months ended September 30, 2013 and 2012, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥6,083 million and ¥1,347 million for the nine months ended September 30, 2013 and 2012, respectively, and were ¥3,939 million losses and ¥1,986 million gains, for the three months ended September 30, 2013, and 2012, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥56,629 million and ¥57,020 million for the nine months ended September 30, 2013 and 2012, respectively, and were ¥19,015 million and ¥16,026 million for the three months ended September 30, 2013 and 2012, respectively.

Shipping and handling costs totaled ¥34,509 million and ¥27,972 million for the nine months ended September 30, 2013 and 2012, respectively, and ¥11,710 million and ¥8,841 million for the three months ended September 30, 2013 and 2012, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥89,083 million and ¥141,729 million at September 30, 2013 and December 31, 2012, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 8 years. Finance receivables are ¥232,482 million and ¥184,404 million at September 30, 2013 and 2012, respectively. Finance receivables which are individually evaluated for impairment at September 30, 2013 and 2012 are not significant.

The activity in the allowance for credit losses is as follows:

Nine months ended September 30, 2013

Millions of yen

Balance at December 31, 2012	6,908

Charge-offs	(970)

Provision	664

Other	384

Balance at September 30, 2013	6,986

Nine months ended September 30, 2012

Millions of yen

Balance at December 31, 2011	7,039

Charge-offs	(1,070)

Provision	1,151

Other	(1,293)

Balance at September 30, 2012	5,827

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at September 30, 2013 and December 31, 2012 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) /

Laser printers / Digital production printing systems /

High speed continuous feed printers / Wide-format printers / Document solution

Imaging System Business Unit:

Interchangeable lens digital cameras / Digital compact cameras /

Digital camcorders / Digital cinema cameras / Interchangeable lenses /

Inkjet printers / Large-format inkjet printers / Commercial photo printers /

Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit:

Semiconductor lithography equipment /

Flat panel display (FPD) lithography equipment /

Digital radiography systems / Ophthalmic equipment /

Vacuum thin-film deposition equipment/

Organic LED (OLED) panel manufacturing equipment/ Die bonders /

Micromotors / Network cameras /Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information (continued)

Information about operating results for each segment for the nine months ended September 30, 2013 and 2012 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2013:

Net sales:
External customers	1,472,615	1,032,183	191,884	–	2,696,682
Intersegment	5,488	574	64,205	(70,267)	–

Total	1,478,103	1,032,757	256,089	(70,267)	2,696,682

Operating cost and expenses	1,274,746	891,059	277,593	9,547	2,452,945

Operating profit	203,357	141,698	(21,504)	(79,814)	243,737

2012:

Net sales:
External customers	1,297,269	994,102	237,023	–	2,528,394
Intersegment	3,983	1,194	64,049	(69,226)	–

Total	1,301,252	995,296	301,072	(69,226)	2,528,394

Operating cost and expenses	1,148,946	839,941	285,712	7,643	2,282,242

Operating profit	152,306	155,355	15,360	(76,869)	246,152

Information about operating results for each segment for the three months ended September 30, 2013 and 2012 is as follows:
	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2013:

Net sales:
External customers	493,030	348,423	71,696	–	913,149
Intersegment	835	214	23,378	(24,427)	–

Total	493,865	348,637	95,074	(24,427)	913,149

Operating cost and expenses	426,771	291,698	103,212	858	822,539

Operating profit	67,094	56,939	(8,138)	(25,285)	90,610

2012:

Net sales:
External customers	407,661	321,788	70,500	–	799,949
Intersegment	1,690	298	22,442	(24,430)	–

Total	409,351	322,086	92,942	(24,430)	799,949

Operating cost and expenses	368,203	269,478	87,907	3,484	729,072

Operating profit	41,148	52,608	5,035	(27,914)	70,877

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information (continued)

Information by major geographic area for the nine months ended September 30, 2013 and 2012 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2013:

Net sales:	503,340	771,761	805,262	616,319	2,696,682

2012:
Net sales:	521,483	673,521	725,129	608,261	2,528,394
Information by major geographic area for the three months ended September 30, 2013 and 2012 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2013:

Net sales:	167,968	257,677	262,953	224,551	913,149

2012:

Net sales:	165,759	219,993	221,740	192,457	799,949

Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)    Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

Information by the location of the Company and its subsidiaries for the nine months ended September 30, 2013 and 2012.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2013:

Net sales:
External customers	551,259	768,520	805,219	571,684	–	2,696,682
Intersegment	1,397,770	8,583	39,850	662,584	(2,108,787)	–

Total	1,949,029	777,103	845,069	1,234,268	(2,108,787)	2,696,682
Operating cost and expenses	1,711,999	756,561	849,862	1,180,587	(2,046,064)	2,452,945

Operating profit	237,030	20,542	(4,793)	53,681	(62,723)	243,737

2012:
Net sales:
External customers	599,352	667,809	723,819	537,414	–	2,528,394
Intersegment	1,397,550	18,157	4,311	596,338	(2,016,356)	–

Total	1,996,902	685,966	728,130	1,133,752	(2,016,356)	2,528,394
Operating cost and expenses	1,755,339	670,672	701,332	1,089,659	(1,934,760)	2,282,242

Operating profit	241,563	15,294	26,798	44,093	(81,596)	246,152

Information by the location of the Company and its subsidiaries for the three months ended September 30, 2013 and 2012.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)

2013:

Net sales:
External customers	192,300	257,536	262,358	200,955	–	913,149
Intersegment	498,894	1,938	13,749	244,411	(758,992)	–

Total	691,194	259,474	276,107	445,366	(758,992)	913,149
Operating cost and expenses	614,605	250,210	273,939	421,239	(737,454)	822,539

Operating profit	76,589	9,264	2,168	24,127	(21,538)	90,610

2012:

Net sales:
External customers	185,558	219,710	221,338	173,343	–	799,949
Intersegment	462,541	6,068	1,258	190,111	(659,978)	–

Total	648,099	225,778	222,596	363,454	(659,978)	799,949
Operating cost and expenses	579,714	219,042	212,481	351,425	(633,590)	729,072

Operating profit	68,385	6,736	10,115	12,029	(26,388)	70,877

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Other Information

None.